SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 10)(1)

                               RONSON CORPORATION
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   776338 20 4
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 30, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

                             Exhibit Index on Page 6
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  776338 20 4                       13D          Page 2 of 8 Pages
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================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                           STEEL PARTNERS II, L.P.
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      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                                         (b) / /
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      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS
                     WC
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      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF         7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                       316,199
   OWNED BY
     EACH       ----------------------------------------------------------------
  REPORTING
 PERSON WITH
                    8         SHARED VOTING POWER

                                    -0-
                ----------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                     316,199
                ----------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     316,199
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                       / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       9.9%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                       PN
================================================================================

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CUSIP No.  776338 20 4                       13D          Page 3 of 8 Pages
-------------------------------                       --------------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                           WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS
                     00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                       USA
--------------------------------------------------------------------------------
 NUMBER OF          7        SOLE VOTING POWER
   SHARES
BENEFICIALLY                       316,199
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING
PERSON WITH
                    8        SHARED VOTING POWER

                                  - 0 -
                ----------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER

                                  316,199
                ----------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER

                                  - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     316,199
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                       / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        9.9%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON

                        IN
================================================================================

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CUSIP No.  776338 20 4                       13D          Page 4 of 8 Pages
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         The following constitutes Amendment No. 10 to the Schedule 13D filed by the undersigned (the "Schedule 13D"). Except as specifically amended by this Amendment No. 10, the Schedule 13D remains in full force and effect.

Item 4 is hereby amended to add the following

Item 4.           Purpose of Transaction.

                  On June 30, 1999 the Reporting  Persons sent a letter to Louis
V. Aronson, II, the Issuer's Chief Executive Officer and President the Issuer, expressing the Reporting Persons' continued dissatisfaction with the performance of the Issuer and clarifying the Reporting Persons' proposal to acquire all of the issued and outstanding shares of Common Stock (other than shares of Common Stock owned by the Reporting Persons) for $5.25 per share. The letter is filed as Exhibit 8 to this Amendment No. 10 to Schedule 13D and incorporated herein by reference.

Item 7 is amended to read as follows:

Item 7.           Material to be Filed as Exhibits.

         1.       Joint Filing Agreement

         2. Letter dated August 14, 1998 from Steel Partners II, L.P. to the Chief Executive Officer and Board of Directors of the Issuer

         3. Letter dated December 15, 1998 from Steel Partners II, L.P. to the Chief Executive Officer and Board of Directors of the Issuer

         4.       Letter dated December 22, 1998 from Steel Partners II, L.P. to
                  Louis  V.  Aronson,   II,  the  Chief  Executive  Officer  and
                  President of the Issuer

         5. Text of Press Release issued by Steel Partners II, L.P. on January 27, 1999

         6.       Letter  dated May 13,  1999 from Steel  Partners  II,  L.P. to
                  Louis  V.  Aronson,   II,  the  Chief  Executive  Officer  and
                  President of the Issuer

         7.       Letter  dated June 10,  1999 from Steel  Partners  II, L.P. to
                  Louis  V.  Aronson,   II,  the  Chief  Executive  Officer  and
                  President of the Issuer

         8.       Letter  dated June 30,  1999 from Steel  Partners  II, L.P. to
                  Louis  V.  Aronson,   II,  the  Chief  Executive  Officer  and
                  President of the Issuer

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CUSIP No.  776338 20 4                       13D          Page 5 of 8 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   July 1, 1999        STEEL PARTNERS II, L.P.

                                  By: Steel Partners, L.L.C. General Partner

                                  By:/s/ Warren Lichtenstein
                                     -----------------------
                                     Warren G. Lichtenstein
                                     Chief Executive Officer

                                     /s/ Warren Lichtenstein
                                     -----------------------
                                     WARREN G. LICHTENSTEIN



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CUSIP No.  776338 20 4                       13D          Page 6 of 8 Pages
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                                  Exhibit Index

                                                                       Page
                                                                       ----

1.      Joint Filing Agreement (previously filed)                       -

2.      Letter dated August 14, 1998 from Steel Partners,               -
        to the Chief Executive Officer and Board of Directors of the Issuer (previously filed)

3.      Letter dated December 15, 1998 from Steel Partners              -
        II, L.P. to the Chief Executive Officer and Board of
        Directors of the Issuer (previously filed)

4.      Letter dated December 23, 1998 from Steel Partners              -
        II, L.P. to Louis V. Aronson, II, the Chief
        Executive Officer and President of the Issuer
        (previously filed)

5.      Text of Press Release issued by Steel Partners II,              -
        L.P. on January 27, 1999

6.      Letter dated May 13, 1999 from Steel Partners II,               -
        L.P. to Louis V. Aronson, II, the Chief Executive
        Officer and President of the Issuer

7.      Letter dated June 10, 1999 from Steel Partners II,              -
        L.P. to Louis V. Aronson, II, the Chief Executive
        Officer and President of the Issuer

8.      Letter dated June 30, 1999 from Steel Partners II,              7
        L.P. to Louis V. Aronson, II, the Chief Executive
        Officer and President of the Issuer

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CUSIP No.  776338 20 4                       13D          Page 7 of 8 Pages
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                             STEEL PARTNERS II, L.P.
                              150 East 52nd Street
                                   21st Floor
                            New York, New York 10022



June 30, 1999

Louis V. Aronson, II
Chief Executive Officer and President
Ronson Corporation
Corporate Park III, Campus Drive
P.O. Box 6707
Somerset, NJ  08875

Dear Mr. Aronson:

I received your letter affirming your continued refusal of our offer to acquire Ronson Corporation ('Ronson' or the 'Company'). Once again, it appears that we are going around in circles, getting stuck on semantics, and not looking at the big picture. It is also apparent from your response that I am not making myself clear in my communications to you regarding the terms of our offer.

Our previous offer is subject to little other than the Board's agreement to sell us the Company, which is about as unconditional as it could be.

Although you continually to disparage Steel Partners' "blocking and tackling" style of investing and our desire "to buy $1.00 for $.50", these are merely phrases which convey disciplined, methodical investment processes and sound business practices.

Furthermore, I find it difficult to comprehend, Mr. Aronson, that you have recently referred to Steel Partners as a 'raider and vulture' when we are offering such a large premium to the current market price of Ronson. I suspect that, in light of our fully valued offer, many other investors and certainly the other minority shareholders of Ronson would instead refer to us as 'White Knights'. I would like to reiterate that Steel Partners is clearly looking to impart significant, real value to all shareholders in the form of a fully-valued, cash payment of $5.25 per share, an offer which continues to be roughly 100% above the market value of the stock.

Mr. Aronson, I ask you: if the Board of Directors is certain that our proposal has grossly undervalued Ronson, why does the stock still trade at roughly $2.75 per share? How can the Board justify ignoring an all-cash offer that is so far above the value that the market places on the stock?

Steel Partners is currently prepared to sign a confidentiality agreement in order to review your strategic plan and commence discussions with you and the Board. Such disclosure is not selective and is quite


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CUSIP No.  776338 20 4                       13D          Page 8 of 8 Pages
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normal in circumstances such as these. Then, if you and your team could show how you are going to enhance the operations and value of Ronson to a number greater than $5.25 per share, Steel would be prepared to raise its offer to reflect the increase in value of the Company.

Mr. Aronson, you and your team have lost money for the minority shareholders for the past decade. The clock is ticking. Your minority shareholders aren't getting any younger, and deserve a fair return on their investment. So, again, I urge you and the Board to fulfill your fiduciary responsibilities and promptly commence negotiations with Steel.

I look forward to your response.

Sincerely,

/s/ Warren G. Lichtenstein

Warren G. Lichtenstein
Managing Member of General Partner

cc:      Board of Directors
         -  Robert A. Aronson
         -  Erwin M. Ganz
         -  Gerard J. Quinnan
         -  Justin P. Walder
         -  Saul H. Weisman
         -  Albert G. Besser